Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, NY 10166-0193 Tel 212.351.4000 www.gibsondunn.com

January 31, 2022

VIA EDGAR

Division of Corporation Finance Office of Energy & Transportation Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-3628

Attention:	Sondra Snyder Gus Rodriguez Liz Packebusch Laura Nicholson

Re:	Excelerate Energy, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed January 21, 2022 File No. 333-262065

Ladies and Gentlemen:

On behalf of our client Excelerate Energy, Inc., a Delaware corporation (the “Company”), this letter responds to the comments of the staff of the Securities and Exchange Commission Division of Corporation Finance (the “Staff”) contained in your letter, dated January 26, 2022 (the “Comment Letter”), regarding the above-referenced Amendment No. 1 to the Registration Statement on Form S-1 (“Amendment No. 1”).  The Staff’s comments are set forth below, followed by the corresponding responses from the Company.  For ease of reference, the headings and numbered responses below correspond to the headings and numbered comments in the Comment Letter. The Company’s responses are set forth in ordinary type beneath the Staff’s comments, which are set out in bold-type.

January 31, 2022

Form S-1, as Amended, Filed January 21, 2022 Dividend Policy, page 66

1.
You disclose that your new credit facility and certain of your existing credit arrangement include provisions that may restrict the ability of your subsidiaries, including EELP, to make dividends and distributions to you. Please provide the disclosures specified in Rule 4-08 (e) of Regulation S-X and Schedule I set forth in Rules 5-04 and 12-04 of Regulation S-X.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the dividend and distribution restrictions, as described in the “Dividend Policy” section of Amendment No. 1 on page 66, under the credit facility that the Company plans to enter into with certain third-party lenders (the “new credit facility”) will not be operative until such facility is closed following the consummation of the Company’s initial public offering (the “IPO”). Accordingly, the net assets of the Company, and those of its accounting predecessor, Excelerate Energy Limited Partnership (“EELP”) were not subject to these restrictions as of December 31, 2021, the end of the Company’s most recently completed fiscal year.

Subsequent to the consummation of the IPO, the Company expects to be able to pay its proposed dividend of $3.0 million per quarter because the Company itself is not restricted from paying dividends to its shareholders under the new credit facility and because of the exception that allows EELP to make dividends and distributions to the Company, no more than once per fiscal quarter, in an aggregate amount, for all such distributions and dividends in any fiscal year, not to exceed 1.0% of the aggregate value (calculated on price-per-share basis) of the Company’s issued and outstanding equity interests, so long as, at the time of the declaration thereof and immediately after giving effect thereto, no default or event of default is ongoing under the new credit facility. The Company, in consultation with the underwriters regarding the valuation of the Company following the IPO, expects that this exception would provide sufficient coverage to allow the Company to pay the quarterly dividend disclosed in the “Dividend Policy” section of Amendment No. 1 and that it will be able to do so on an ongoing basis, subject to compliance with the Delaware General Corporation Law related to the payment of dividends. In the amendment to the Registration Statement filed at the launch of the IPO, the Company will quantify this exception in accordance with clause (i) of Rule 4-08(e) of Regulation S-X (“Rule 4-08(e)”) on a pro forma basis, including an assumption about the total equity value of the Company implied by the mid-point of the price range of the Class A common stock of the Company sold to the public in the IPO. For ease of review, we have included the proposed revisions below marked in blue, double underlined and red, strikethrough text to show changes from Amendment No. 1.

Our new credit facility will restrict~~s~~ the ability of our subsidiaries, including EELP, to pay dividends and distributions to us. There will be~~are~~ exceptions that allow our subsidiaries and us to pay such dividends and distributions, including:…(ii) the ability of EELP to make to us, no more than once per fiscal quarter, distributions and dividends in an aggregate amount, for all such distributions and dividends in any fiscal year, not to exceed 1.0% of the aggregate value (calculated on price-per-share basis) of our issued and outstanding equity interests, which aggregate amount, based on the aggregate value of all equity interests expected to be outstanding following the consummation of this offering valued at the midpoint of the price range set forth on the cover of this prospectus, would have been $                , so long as, at the time of the declaration thereof and immediately after giving effect thereto, no default or event of default is ongoing under our new credit facility….

Additionally, as disclosed on pages 96-97, F-26, F-52 and F-53 of Amendment No. 1, EELP’s existing credit arrangements, specifically the Experience Vessel Financing and 2017 Bank Loans, contain certain financial covenant restrictions. Pursuant to Rule 4-08(e), the Company evaluated the effect of these restrictions on the ability of EELP’s subsidiaries to transfer funds to EELP in the form of cash dividends, loans or advances. As a result of the evaluation, the Company concluded that none of the restrictions were material to EELP. In accordance with Rule 5-04 of Regulation S-X (“Rule 5-04”), the Company also concluded that the restricted net assets of EELP’s consolidated subsidiaries did not exceed 25 percent of consolidated net assets. Furthermore, the Company noted that EELP had no material amounts of undistributed earnings of entities accounted for by the equity method.

In future filings, the Company will undertake to disclose the nature of any such restrictions and amounts of restricted net assets as required under Rules 4-08(e) and 5-04 if they are material and to evaluate whether it should file with its audited financials the schedule required by Rule 5-04 as prescribed by Rule 12-04 of Regulation S-X.

January 31, 2022

Unaudited Pro Forma Condensed Consolidated Financial Information Note 3, Notes to Unaudited Pro Forma Condensed Consolidated Statement of Income, page 79

2.
Please revise your disclosure to provide a more detailed description of the nature of the items included in your adjustment in footnote 3 (1) and provide all of the disclosures specified in Rule 11-02 (a)(7).

The Company respectfully acknowledges the Staff’s comment and will revise the disclosures set forth on page 79 of Amendment No. 1 in accordance with Rule 11-02(a)(7) of Regulation S-X as set forth below. For ease of review, we have included the proposed revisions below marked in blue, double underlined text to show changes from Amendment No. 1.

This amount reflects the incremental operating costs associated with owning the Foundation Vessels during the nine months ended September 30, 2021 and the year ended December 31, 2020, as if the vessels had been acquired on January 1, 2020. These incremental operating costs reflect the historical difference between actual expenses incurred by the Foundation in operating the Foundation Vessels and the fixed fee that EELP paid to the Foundation for this period for operating the Foundation Vessels.

* * * *

Should you have any questions regarding the responses set forth above, please do not hesitate to contact me at (212) 351-4034 or at afabens@gibsondunn.com.

Sincerely,
/s/ Andrew L. Fabens
Andrew L. Fabens
Gibson, Dunn & Crutcher LLP

cc:
Steven Kobos, President and Chief Executive Officer of Excelerate Energy, Inc.
Alisa Newman Hood, Executive Vice President, General Counsel and Secretary of Excelerate Energy, Inc.
Hillary H. Holmes, Partner of Gibson, Dunn & Crutcher LLP
Michael Kaplan, Partner of Davis Polk & Wardwell LLP
Pedro Bermeo, Partner of Davis Polk & Wardwell LLP